Exhibit 99.(a)(1)(P)

PRICEWATERHOUSECOOPERS

Moderator: William Dunn

04-01-08/3:00 p.m. CT

Confirmation # 3564926

PRICEWATERHOUSECOOPERS

Moderator: William Dunn
April 1, 2008
3:00 p.m. CT

Operator:  Good day, ladies and gentlemen, and welcome to the PricewaterhouseCoopers Coherent stock option tender offer Webcast.

I would now like to turn the Webcast over to Mr. Bill Dunn.  Please go ahead, sir.

William Dunn:  Thank you, James.  Hello and welcome to the Coherent stock option tender offer Webcast.  We’re going to spend the next 40 minutes or so helping you understand about your opportunity to adjust your stock options to comply with the U.S. Internal Revenue Code Section 409A.

First, what’s the purpose of this Webcast and what’s the agenda?  Well, the real purpose of this Webcast is to highlight for you the current tax issues associated with some of your Coherent stock option.  Not all of your options but some of your Coherent stock options have tax issues associated with them.  And the focus of this presentation is going to be on what those tax issues are.

We’re going to explain to you why participation in the tender offer allows you an opportunity to avoid potentially adverse tax consequences.  And the good news is we’re going to talk about how the tender offer procedures and actions that you can take to participate in the tender offer, will help deal with these tax consequences.

Important comment here, and we’re going to be dealing with this later on in the Webcast is that there is action required, and the deadline for submission of your election under the tender offer is May 9th, 2008 at 5:00 pm Pacific Standard Time.

Important disclaimer, this is all about taxes, and taxes are very technical things and taxes are very personal things.  The important disclaimer here is that Coherent cannot provide you with income tax advice.  It is just not permitted under both company policy and the SEC tender offer rules.  So as a result, Coherent has engaged PricewaterhouseCoopers, me, Bill Dunn, to discuss with you what this tender offer means to you, what the tax issues are and also to provide you a form for followup questions and answers.

The advice is general in nature.  We cannot address specific tax issues that are unique to you.  You’re going to have to go to your personal tax advisor to deal with these personal tax issues.  We’re going to be providing general advice in this Webcast and in the question and answer followup form.

Finally, the presentation and underlying documents were not intended – they cannot be used for the purposes of avoiding U.S. federal state and local tax penalties.

What is the issue?  Well, Coherent has undergone an extensive examination of its stock option grant practices.  As a result of the examination, they’ve determined that certain of your stock options are subject to potentially adverse tax consequences.  But the good news is that the adverse tax consequences can be avoided through participation in this tender offer.  Action under this tender offer will help you deal with these tax consequences.

If all the actions required by this tender offer are not taken, the tax liabilities associated with your options will increase significantly.  So as we’ve said, we have a tender offer that requires actions.

If you take the actions, you can avoid the adverse effect of consequences.  If you do not, the tax liabilities associated with your options will increase significantly.

Section 409A.  Section 409A is a complex statute that is imbedded in the Internal Revenue Code.  It was designed to address what Congress believed to be abusive policies or abusive practices around deferred compensation, and it created complex requirements that deferred-comp plans must meet in order to avoid adverse tax consequences.  So this was all about deferred-comp plans that Congress believed were wrong.

In Section 409A, they addressed stock options.  And what they say in 409A is it says that if the options are granted at fair value, they’re not considered deferred compensation; therefore, they’re not subject to 409A.  However, if the options are discounted, they are subject to Section 409A.  When we talk about discounting, we’re talking about a situation where the exercise price at the date of grant is lower than the fair market value of the stock on that day.  So the strike price is lower than the fair value.

So what does 409A do?  Well, 409A says that if you meet certain requirements, you’re fine.  But if you fail to meet those requirements, the deferred compensation, in this case the discounted stock options are subject to regular state and federal income tax at vesting – key point - vesting not at the usual payment, a date not at the usual exercise date.  So you are accustomed to holding things like stock options which will be taxable at the point of exercise.  That’s what you’re used to seeing.  However, if Section 409A applies, they’re not going to be taxable at the time of exercise.  Instead, they’re going to be taxable at the time of vesting even if you’d not exercise the options.  And we’re going to go through some examples of this to drive this point home.

So that’s the first case of adverse impact and that is tax at vesting as opposed to exercise date.  If that’s not bad enough, you’re going to be subject to an additional 20 percent federal penalty tax on that income at that time.  So not only the regular income tax that you’re used to paying, you’re going to have an additional 20 percent federal income tax as a penalty that’s imposed on that income.  Beyond that, if you’re a California resident, you’re going to be subject to an additional 20 percent penalty tax in California.

And finally, if you don’t pay the tax timely, you’re going to be subject to interest on the unpaid tax.  So just stopping here for a moment, you can see a number of cases of bad news from a tax perspective if your deferred compensation is not compliant with Section 409A.  So tax at vesting, 20 percent additional federal tax, 20 percent additional California tax for California residents, and interest if tax is not paid timely.

OK, so that’s the bad news as it relates to deferred comp.  Let’s talk about it in the case of discounted options.  As we said, the tax point is at vesting.  Well, what is the tax amount at the time of vesting?  It’s going to be the spread.  So that’s the discount between the stock option value at the point of vesting and your exercise price, the in-the-money element.  So to the extent that your option is in-the-money at the point of vesting or at any point thereafter, you’re going to be subject to early tax plus the 20 percent federal, plus the possible 20 percent California, plus interest.  It’s not simply the discount at the day of grant.

You might have an option that was granted at a very small discount.  That is a violation of Section 409A and that exposes you to tax at the point of vesting on whatever the spread is at that time.  So it’s not simply the discount at the time of grant.  That simply – that creates the 409A problem, which is done at the time of vesting.

If the option is not exercised, tax continues to apply annually based upon the year-end spread.  So we said that tax is imposed at vesting.  It doesn’t stop then.  It continues to be assessed on an annual basis as long as the options have a spread all the way through the point of exercise.  So it’s not just a one-time thing, it’s a continuous thing from vesting until exercise.

The good news is that there is a grandfathering date, and the way these rules work it says is that options which were vested as of December 31, 2004 are exempt from Section 409A, not exercised as of that date.  You can exercise later on.  What we’re looking at is the vesting moment.  So as long as the options were vested as of December 31, 2004, you’re exempt from 409A, even if the options happen to have been granted at a discount.  We’re going to go through some examples of that so you can see what this means.

First, let’s look at an example, though, of the tax liability.  You’re used to having options where you exercise the options when you had spread, and you would pay your normal federal income and payroll taxes, which would be your FICA tax, your Medicare tax, as well as state income tax.  And on the left side here, you’ll see an example, a bar graph which is an example of traditional tax.

Now this is for somebody who happens to be at the maximum tax rate.  You may not be at this tax rate.  But for purposes of this example, you see a person that is at a 49 percent rate, the highest rate for federal and state, on their stock option gains.  It would produce a tax of about 49 percent, leaving him a 51 percent catch.  So you go through the exercise; you would pay the tax either through withholding or year end when you filed your return and you’d be left with 51 percent in remaining value which you could put in your pocket.  That’s before 409A.

If you look at the right, you’ll see what happens with 409A and your stock options.  You’ll see the same tax, the 40 percent, the 9 percent.  But you’ll also see the addition of 20 percent federal tax, 20 percent California tax.  Both of these taxes are penalty taxes under 409A, leaving you only 11 percent in terms of residual value.

So obviously, 40 percent reduction in what you’re able to put in your pocket because the imposition of these 20 percent taxes.  So a significant tax burden, a burden that nobody would like to pay, and a burden that can be alleviated through your participation in the tender offer.  We’re going to go through these again shortly to help you understand that.

Now I said a few minutes ago, there’s a grandfathering date.  It was for options that vest before 2005.  Those are exempt from Section 409A.  So take a look at this example, assume an employee received 4,800 Coherent stock options on July 1, 2002, assume that the investigation revealed that they were discounted, also assume that they vested over three years annually on the basis of the grant date.  So we see some critical dates here.  What we’re looking for are those tranches that vested before December 31, 2004.

You can see in this example that 3,200 options are grandfathered.  They’re unaffected.  Even though they were granted at a discount, they were grandfathered.  So there’s no adverse Section 409A here.  However, 1,600 options, the remaining options are subject to Section 409A because they vested after 2004.  And it’s those options which are the subject of this tender offer.  Any options which vested pre 2005, while discounted, stay as they are, they’re not part of the tender offer.  The other options vesting after 2004 are subject to tender offer.

So now, we know what the effective date is, we know what the additional taxes are; let’s do an example of what the taxes would be for this particular situation.  First of all, assume a similar situation, options granted in June of 2003, where the employee received 1,500 options when Coherent was trading at $20.  Assume the options are on an exercise price of $20 at the time, this was what we thought the grant facts were, so $20 exercise price on a $20 stock.

Later on, we had an investigation.  It determined that the grant that we used was actually incorrect, that the grant date was a different date.  And on that different date, Coherent stock was trading at $21.  So the individual got options which were at a $20 exercise price and it was determined that the actual grant occurred when Coherent did $21.  So that’s a discount.  Now the options vest annually over three years, and let’s also assume that all the options were exercised on December 31, 2008, when the stock price was $30.  So we have a problem here because we have options vesting after 2004, which were granted at a $1 discount.

Here’re some tax consequences to take at look at.  Now this is a simple example.  If you remember what I said earlier, I said it’s tax at vesting, and then it’s tax annually thereafter until exercise.  What we’ve done here is we’ve combined it into a single year just so for illustration purposes, you can take a look at the number and see how the tax burden arises for those numbers, but remember that technically the tax was actually imposed on an annual basis, as opposed to one-time basis.

In this example, you can see where the thousand options, the thousand shares, had vested after 12/31/2004.  The spread in our example is $10 per option.  Remember the discount was only one but all the discount does is it determines whether or not you’re in 409A.  The actual 409A liability is imposed on the actual spread at the time of vesting, all the way up through exercise.  So in this example, we have a $10 spread, 10 x $1,000, is $10,000.  So we have $10,000 of economic gain that the individual has experienced on this transaction.

Federal income tax 35 percent, California tax, again, for California residents, 9.3 percent.  If you’re in another state, it would be whatever the state tax rate is in that other state.  Medicare tax, 1.45 percent, and here is where the other taxes come in, federal Section 409A penalty tax 20 percent, California Section 409A value tax 20 percent; total tax 8,575 on 10,000 worth of gain.  So the individual is left with less than $1,500 of residual benefit.

Now that is obviously a tax result that nobody wants to experience.  You can see in this numeric example how significant that impact is.  Now this assumes that the employee has, otherwise, exceeded the FICA wage base.  If you haven’t exceeded the FICA wage base, you would have the 6.2 percent FICA tax in addition to that.  It also doesn’t include the Section 409A interest amount.  So the burden is actually a little bit larger than this for people who are below the threshold.

Some of you may be holding incentive stock ops.  Incentive stock options are special options that provide you with a capital gains benefit which is generally lower tax, if your options are incentive stock options and if you exercise those options and meet certain holding period requirements.

Now one of the requirements in order to be an incentive stock option is that it be granted at an exercise price at least equal to the value of the shares on the grant date.  It cannot be granted at a discount.  That’s a requirement for it to be an ISO.  Now if the investigation determines that your option was granted at a discount that means you’ve violated one of the ISO qualification rules.  Therefore, those options are not incentive stock options anymore.  They’re still options; they’re just not options that are eligible for incentive stock option treatment.

So to the extent, you have options that are determined to be granted at a discount, that means that if they were ISOs, they’re not ISOs anymore, and they should be treated as nonqualified stock options; that means that they’re just going to be taxed at the point of exercise like any other options.  So this may not apply to you or does not apply to you if you don’t have ISOs, but if your ISOs were options that were determined to be granted at a discount and they were ISOs, they’re not ISOs anymore.

Now there’s a term that we have here on the slide and that we’ve used elsewhere, eligible options.  Eligible options is really that term for the options that have come out of the investigation and that are deemed to be options that the company had opened up for you to participate in the tender offer.

So that is really the focus of this Webcast.  The focus of the tender offer to create an environment where you can now go in and deal with this impact that I’ve just described over the last few minutes and fix the problems.  So I’m going to get into the offer momentarily, but a quick recap.

Again, we’re looking at options which the company has determined to be granted at a discount.  Those options are then going to be subject to Section 409A because they violated the deferred-comp rule.  That means they’re going to be taxable at vesting, then they’re going to be taxable annually thereafter until exercised.  And that tax is not only regular income tax, but it’s the additional 20 percent federal and 20 percent state penalty taxes, plus potentially interest.  So that’s a recap of the slide.

Now let’s talk about the offer.  The offer is provided to you via Coherent.  It is something that they have done to give you the ability to deal with these tax issues.  It’s voluntary; nobody is required to do this.  It is just simply the forum for you to go in and make changes to your eligible options to comply with Section 409A.

So we have to fix the options.  That’s the purpose of this tender offer.  How do we fix it?  We’re going to fix the options by taking the exercise price that you had and then increasing it to the point that it’s equal to the fair value of Coherent shares on the day the options were actually granted.

So if it was granted at what we thought was $20 and $20, and it turns out to be $21.  We’re going to take that option, and we’re going to increase its exercise price to $21.  And now, because of that increase, you have eliminated the discount in the option at the date of grant.  And this is permitted by the IRS; it’s a process that allows you to secure your options, so that, ultimately, at the end of the day, you’re options after this action is taken into account, do not have a discount at the date of grant.  And, therefore, Section 409A does not apply.

Now there’s obviously a loss to you by doing the extent you increase your exercise price, you’re losing intrinsic value.  So if you do lose your intrinsic value in one of your options, you’re going to receive cash payment because that lost intrinsic value.  That cash payment is going to be actually increased by 5 percent, so that your tax payment is going to be equal to 105 percent of the difference between the new exercise price as adjusted and the original exercise price, multiplied by the number of eligible options.

So you see, what we’ve done here was we’ve solved the 409A problem by increasing your exercise price.  So now, we’re 409A compliant.  And we’ve also compensated you for the loss in your intrinsic value, and now you’re neutral.  In fact, you might look at this as sort of a prepayment on your option spread, because rather than waiting to exercise to get the value, we’re actually going to prepay to you the value that you’re losing in this tender offer adjustment.

So here’s an example.  Like we said, it was $21.  We thought it was $20.  That means we were a dollar off.  That means we’ve got to adjust the option from $20 to $21, which means we’ve a got a dollar that was lost by the individual, which we then multiply by 105 percent times the thousand options.  And the individual is left with a cash payment here of $1,000.  Now this cash payment is going to be made in 2009, even though you’re making the adjustment in 2008.  Why?  That’s an IRS requirement.  That’s nothing to do with Coherent’s decision.

This is something that the IRS decided was technically required under the framework of this new law.  And that was a stipulation, that if you make an adjustment to your options and you chose to give the individual a cash payment, the cash payment has to be made in the following year.

Now the good news is that the payment is going to be made as soon as possible in the next year.  It’s every intent of Coherent to make this payment as soon as practicable in January of 2009, which is not to say it’s going to be made on January 1.  So I don’t think that there’s any specific date that is being committed to at this moment, because of things like payroll cycles nowadays and things like that.  But what is going to happen is that, as soon as practicable, in January 2009, you’re going to get a cash payment equal to the loss in intrinsic value associated with your adjustment of your options in this tender offer.

It is wages – it is wages for all purposes.  And that means normal tax withholdings will apply to the payment.  It will not be grossed up.  The reason why is because this is really option spread that you had anyway, that when you exercised the options, you would’ve paid tax.  And, like I said, we’re kind of prepaying them.  You’re making the adjustments.  You’re getting cash payment now of the lost spread even though you haven’t exercised.  This is income you would’ve paid tax on anyway.  So it will not be grossed up.  So it’s going to go in your pay, you’re going to get that cash payment, subject to tax withholdings without gross up.

So you have two choices here.  One is to do nothing.  You could simply choose not to participate and deal with the adverse tax consequences.  That’s up to you.  Nothing is being forced upon you in this tender offer.  Or you can agree to participate in the tender offer, which would be the agreement increase for your eligible options the exercise price, to eliminate the grant date discount, and then get a cash payment equal to the lost grant date discount.  Your choice; entirely up to you, either do nothing or accept the offer.

If you do want to accept the offer, there is a very strict requirement in terms of when it must be submitted.  It must be submitted by May 9th, 2008, at 5:00 p.m. Pacific Standard Time.  There are no exceptions; no elections will be accepted after this date.  That is the requirement under the SEC tender offer guidelines.  The tender offer is very rigid in terms of when the offer is being made and when acceptance must happen.  So please, pay very close attention to the terms of this tender offer, and that is going to drive your actions in what you must do to eliminate the adverse tax consequences.

Who is eligible for the offer?  Employees who hold what we call eligible options.  So remember, those are those options that are deemed to be granted at a discount.  So they’re granted under the Coherent stock options plans in effect between 1995 and 2005, and that that under the investigation were granted with an original exercise price that is less than the fair market value per share of Coherent stock on the option grant date, as determined under the investigation for financial accounting purposes, that vested after 2004, and that are outstanding as of the close of this tender offer.

You cannot exercise your options before the tender offer closes and participate in the tender offer.  You have to wait for the close of the tender offer date.  You have to elect to participate in the tender offer.  And when the tender offer closes, shortly thereafter, under a certain administrative practicality action timeline, those options will be adjusted and then they can be exercised without risk of Section 409A.  And then you will get the cash payment next year.

So again, remember, the discounted options vesting after 2004, and they have to be exercised after the tender offer closes.

It is only open to current employees.  You must be an employee of Coherent or the subsidiaries at the close of the tender offer.  You must be subject to U.S. income tax on the options.  And therefore, if you’re a foreign employee, you’re not affected.  This is an additional U.S. tax.  So if you’re not, otherwise, subject to U.S. tax, you’re not subject to Section 409A.  If you’re not subject to Section 409A, there’s no reason to participate in the tender offer.  So you must be a current employee, not a terminated employee, subject to U.S. income tax.  In addition, you can’t be an officer for securities law purposes.  And, if you’re an officer, you know who you are; officers are not allowed to participate in the tender offer.

OK.  So we’ve talked about how the tax was enacted, how it’s measured, how it applies, what you must do.  And I’ve talked about how you need to participate in the tender offer.  Let’s get into that right now, which is the mechanics of the tender offer.

OK.  This is Securities Law enacted; this is something that is required under the SEC law.  It’s the way that Coherent, and any company in this situation, needs to approach their employees in terms of providing you with this offer – this opportunity to fix the Section 409A problem, and it’s done through a tender offer, which is a very official SEC framework for offers between employers and employees.

You need to take a look at the tender offer documentation itself.  This Webcast is simply a way for you to understand the tax consequences.  It is not intended to constitute the full terms of the tender offer.  Only the tender offer documentation itself will give you the full terms of the offer and the enrollment processes that you need to go through.  You need to consult that tender offer.

You can find the tender offer documentation at the offer Web site which is listed here on the slide.  Then you will probably be given another link to the tender offer documentation.  This is a matter of public record.  This is available for anybody to see.  This is a public file document, but it is limited to Coherent employees in terms of addressing your section 409A problems.

I’ve said this before, I’ll say it again, the deadline for electing to participate in the tender offer is May 9th, 2008, 5:00 p.m.  No late submissions will be accepted.  I’ve said that three times, this is important for you to understand.  This is a very rigid process.  You need to read that tender offer; you need to make sure if you’re going to take action, you take it by that May 9th date.

On the commencement of this offer, you received an e-mail announcing the offer with a link to the offer Web site.  You should’ve seen an e-mail that provides you with a link to the offer Web site and provided you a link to this Webcast that allows you to understand the tax consequences associated with this particular offer.

What must I do on my own tax return if I accept the offer?  Because, see, what we’re doing here is we’re going through and we’re changing your options to be Section 409A compliant.  We’re eliminating that tax problem.  And if you are subject to section 409A, there are certain things that you need to report on your tax return to indicate to the IRS that you are subject to these penalty taxes and to indicate to California, if you’re in California, that you’re subject to the penalty taxes.

But if you take action on this tender offer, you solve the problem.  And that means that your options will be modified.  And if they’re modified, they’re now treated as normal options that you’re accustomed to in the past.  The options are Section 409A compliant.  They will not be taxed until the point of exercise.  At the time of exercise, you will be taxed and it will be on your W-2 and will be subject to normal tax withholding, and all those requirements.  So the good news is that if you accept the tender offer, that your options are now fixed and they’re compliant, and they’re taxed under the normal tax environment as you’re used to.

If you’re eligible for cash payment, the payment and associated withholding amount will be included in your 2009 W-2 and must be reported on your 2009 Form 1040.  So again, we said earlier, the cash payment will not be made to you now; it will be made to you next year and included on your W-2.

Incidentally, once you’ve elected to participate in this tender offer, once the tender offer closes, you’re locked.  You’re options will be adjusted; you’ll get the cash payment.  So even if you were to terminate, you’ll still get your cash payment in 2009.  That’s going to be made to you as a condition or as a consequence of this tender offer participation.

What if you don’t accept the offer?  Again, this offer is voluntary.  If you choose not to accept the offer, or if you exercise your options before the tender offer closes and those options were deemed to be eligible options, which were options granted at a discount, you will be subject to income tax annually until you exercise them.  This is the example that we went through before.  You’re going to be subject to 20 percent additional federal income tax, you’re going to be subject to 20 percent additional California tax, if you’re otherwise subject to California tax.  You’re going to be subject to an interest penalty on the income amount if you don’t pay it timely.

So there are clearly significant consequences to this.  Now the good news here is that there are some transition rules.  And when I said you were taxable at vesting and then annually thereafter, and this applies to options which vested after 2004.  Obviously, 2005, ‘06 and ‘07 have already come to a close.  Does that mean you have to go back and amend the prior returns?  No.

The IRS and their transition rules said that if the vesting took place in prior years, we’re going to be able to report this tax in 2008 W-2.  So this is sort of a (catch up) rule that deals with the fact that the tax should’ve been paid in prior periods, but under the transition rules, the process wasn’t in place at that time.

This is very complicated.  We understand the complexity of this especially for those who don’t deal with tax issues regularly.  Hopefully, you followed what we went through in the Webcast and certainly can watch the Webcast again.  The tender offer itself contains some significant tax content.

But, in addition to that, Coherent has made an investment in creating a Q&A forum.  It allows you to, if you have personal questions, to either e-mail them in, and the e-mail is to 409Aoffer@Coherent.com.  Or you can call a PwC tax professional, like myself, who will answer specific tax questions relating to the tender offer and Section 409A.  Those will be addressed at phone number 408-818-5900.  You can reach a tax professional, either leave a voice mail, somebody will pick up and somebody will get back to you promptly.  Or other questions that are unrelated to taxes will be directed to Coherent HR as appropriate.

So this is really a forum – understand 409A generally and the tender offer generally.  Unfortunately, we can’t help you with personal tax issues.  You’re going to have to consult with your personal adviser but this – for general issues around the tender offer and Section 409A.

Finally, this is the disclaimer that we went through earlier.  Finally, you have to understand that Circular 230 says that the presentation of underlying documents were not intended or written to be used for purposes of avoiding U.S. federal state local tax penalties.  That’s it.

So we’re done with this presentation.  Hopefully, it was helpful for you.  Again, we have an environment to post questions through the e-mail and voice mail forums.  We do understand the complexity of this.  As an outside advisor of Coherent, I would just remark that this process is really a process that the company has made a significant investment and to help you avoid these tax problems.

Please review it very thoroughly.  Please consult with your personal tax adviser, and please remember that there are very defined deadlines in terms of you taking action.  So hopefully, this was helpful.  If you have any additional questions, please refer to the Q&A forum.

James, back to you.

Operator:  Thank you for participating in today’s Webcast.  This concludes the program.  You may now disconnect.

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